SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                          UNITED INVESTORS REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910741107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              David Glatstein, President & Chief Executive Officer
                         c/o Southwest Securities, Inc.
                                Renaissance Tower
                              1201 Elm, Suite 3500
                              Dallas, TX 75270-2180
                                 (214) 658-1055
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 10 Pages)

CUSIP No. 910741107                SCHEDULE 13D               Page 2 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Southwest Securities, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        477,175
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               477,175
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      477,175
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                SCHEDULE 13D               Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David Glatstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                SCHEDULE 13D               Page 4 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerome N. Glatstein Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                SCHEDULE 13D               Page 5 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fiduciary Financial Services of the Southwest, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        183,954
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               183,954
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,954
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                SCHEDULE 13D               Page 6 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      EQSF Advisers, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        107,700
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               107,700
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                SCHEDULE 13D               Page 7 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      M.J. Whitman Advisers, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        37,100
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               37,100
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                SCHEDULE 13D               Page 8 of 10 Pages


      This Statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2000 by Southwest Securities, Inc., a Delaware corporation ("Southwest"), David Glatstein ("Mr. Glatstein"), Jerome N. Glatstein Trust (the "Trust") and Fiduciary Financial Services of the Southwest, Inc., a Texas corporation ("FFSS"). The Schedule 13D was amended on August 25, 2000, to reflect that both EQSF Advisers, Inc., a New York corporation ("EQSF Advisers"), and M.J. Whitman Advisers, Inc., a New York corporation ("MJ Whitman"), became members of the group. Southwest, Mr. Glatstein, the Trust, FFSS, EQSF Advisers, and MJ Whitman collectively constitute the group (the "Group"). Except as specifically set forth herein, the
Schedule 13D filed on August 15, 2000, as amended August 25, 2000, remains unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in Schedule 13D, as amended.

Item 1. Security and Issuer.

      Item 1 is amended and restated as follows:

      This statement relates to the common shares, no par value per share of the Issuer (the "Common Shares"). The Declaration of Trust of the Issuer authorizes the issuance of 500,000,000 Common Shares. The beneficial ownership of the Group in this Schedule 13D is based upon 8,652,409 Common Shares being issued and outstanding on November 13, 2000 as reported in the Issuer's amended quarterly report filed on November 14, 2000 with the Securities and Exchange Commission on Form 10-Q for the quarter ended September 20, 2000. The principal executive offices of the Issuer are located at 5847 San Felipe, Suite 850, Houston, Texas 77057.

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended in its entirety as follows:

      (a) The Group. The Group is the beneficial owner of 811,429 Common Shares which constitutes approximately 9.4% of the number of issued and outstanding Common Shares. The Group has the sole power to vote and sole power to dispose of these Common Shares.

      (b) Southwest. (i) Southwest is the beneficial owner of 477,175 Common Shares, which constitutes approximately 5.5% of the number of issued and outstanding Common Shares. Southwest has the sole power to vote and sole power to dispose of these Common Shares. By virtue of Southwest's membership in the Group, Southwest may be deemed to be the beneficial owner of an additional 334,254 Common Shares. Southwest disclaims beneficial ownership of these additional Common Shares.

      (ii) during the last 60 days Southwest has engaged in the following open market transactions:

     Transaction    Quantity     Trade Date    Settlement Date        Price

      Purchase        1,500       11/13/00        11/16/00           $5.46875
      Purchase       10,000       11/15/00        11/20/00           $5.375
      Purchase        5,000       11/16/00        11/21/00           $5.1875
      Purchase        5,000       11/17/00        11/22/00           $5.125
      Purchase        5,000       11/17/00        11/22/00           $5.00
      Purchase        5,000       11/17/00        11/22/00           $4.75
      Purchase        5,000       11/22/00        11/28/00           $4.1875
      Purchase        5,000       11/27/00        11/30/00           $4.1875
      Purchase        5,000       11/29/00        12/04/00           $4.375
      Purchase       10,500       11/30/00        12/05/00           $4.0625

CUSIP No. 910741107                SCHEDULE 13D               Page 9 of 10 Pages


      (c) Mr. Glatstein. Mr. Glatstein is the beneficial owner of 4,000 Common Shares, which constitutes less than 1% of the number of issued and outstanding Common Shares. He has the sole power to vote and sole power to dispose of these Common Shares. By virtue of Mr. Glatstein's membership in the Group, Mr. Glatstein may be deemed to be the beneficial owner of an additional 807,429 Common Shares. Mr. Glatstein disclaims beneficial ownership of these additional Common Shares.

      (d) Jerome N. Glatstein Trust. Jerome N. Glatstein Trust is the beneficial owner of 1,500 Common Shares, which constitute less than 1% of the number of issued and outstanding Common Shares. By virtue of the Trust's membership in the Group, the Trust may be deemed to be the beneficial owner of an additional 809,929 Common Shares. The Trust disclaims beneficial ownership of these additional Common Shares.

      (e) FFSS. FFSS is a registered investment adviser with full written discretionary power to buy or sell any Common Shares owned by its clients without their approval or subsequent ratification, and as such qualifies as the beneficial owner of 183,954 Common Shares, which is approximately 2.1% of the number of issued and outstanding Common Shares. FFSS has the sole power to vote and sole power to dispose of such Common Shares. By virtue of FFSS's membership in the Group, FFSS may be deemed to be the beneficial owner of an additional 627,475 Common Shares. FFSS disclaims beneficial ownership of these additional Common Shares.

      (f) EQSF Advisers. EQSF Advisers is the beneficial owner of 107,700 Common Shares, which constitutes approximately 1.2% of the number of issued and outstanding Common Shares. EQSF Advisers has the sole power to vote and sole power to dispose of these Common Shares. By virtue of EQSF Advisers' membership in the Group, EQSF Advisers may be deemed to be the beneficial owner of an additional 703,729 Common Shares. EQSF Advisers disclaims beneficial ownership of these additional Common Shares.

      (g) MJ Whitman. MJ Whitman is the beneficial owner of 37,100 Common Shares, which constitutes less than 1% of the number of issued and outstanding Common Shares. MJ Whitman has the sole power to vote and sole power to dispose of these Common Shares. By virtue of MJ Whitman's membership in the Group, MJ Whitman may be deemed to be the beneficial owner of an additional 774,329 Common Shares. MJ Whitman disclaims beneficial ownership of these additional Common Shares.

Item 7. Material to be filed as Exhibits.

      Item 7 is amended in its entirety as follows:

      Exhibit 1:        Amended Joint Filing Agreement

CUSIP No. 910741107               SCHEDULE 13D               Page 10 of 10 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2000

                              Southwest Securities, Inc.

                              By:   /s/ David Glatstein
                                 -----------------------------------
                                    David Glatstein, President and CEO

                                    /s/ David Glatstein
                              --------------------------------------
                                    David Glatstein, Individually


                              Jerome N. Glatstein Trust

                              By:   /s/ David Glatstein
                                 -----------------------------------
                                    David Glatstein, Trustee


                              Fiduciary Financial Services
                                    of the Southwest, Inc.

                              By:   /s/ Paul H. Welch
                                 -----------------------------------
                                    Paul H. Welch, President


                              EQSF Advisers, Inc.

                              By:   /s/ W. James Hall
                                 -----------------------------------
                                    W. James Hall, Secretary


                              M.J. Whitman Advisers, Inc.

                              By:   /s/ W. James Hall
                                 -----------------------------------
                                    W. James Hall, Secretary